EXHIBIT 99.1

Vizsla Announces Mailing and Filing of Annual and Special Meeting Materials

VANCOUVER, BC, Nov. 21, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") announces that it has filed its notice of meeting of shareholders, management information circular (the "Circular"), and related documents (together, the "Meeting Materials") with securities regulators, and mailed the Meeting Materials to shareholders.

  Vizsla Silver Corp. is holding it's Annual and Special Meeting of Shareholders on December 8, 2022 at 11:00 a.m. Pacific Time
  Shareholders are encouraged to vote well in advance of the proxy voting deadline on December 6, 2022
  Shareholders who have questions or need assistance with voting their shares should contact Laurel Hill Advisory Group 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

The meeting will be held at Suite 700, 1090 West Georgia Street Vancouver, British Columbia on December 8, 2022 at 11:00 a.m. (Pacific Time), however shareholders are encouraged to vote their shares by proxy prior to the proxy voting deadline at 11:00 a.m. on December 6, 2022.

The Circular contains information for Shareholders regarding the Annual and Special Meeting, including exercising voting rights on the election of the Board of Directors, the appointment of the Company's auditor, the approval of the Omnibus Equity Incentive Plan, a resolution to re-approve the Company's existing Stock Option Plan if the Omnibus Plan is not approved, and the ratification and approval of the Advance Notice Policy.

The Company is also pleased to be welcoming David Cobbold to Vizsla's Board of Directors, who is standing for election for the first time. Mr. Cobbold brings a wealth of experience from a 25-year career in investment banking and financial services. He is currently the Vice Chairman of Metals and Mining at Macquarie Group.

Shareholders who held shares as of the Record Date of October 28, 2022 will be eligible to vote. Detailed voting instructions are included with the Meeting Materials.

	Registered Shareholders	Beneficial Shareholders
	Vizsla Shares held in own name and represented by a physical certificate or DRS and have a 15-digit control number.	Vizsla Shares held with a broker, bank or other intermediary and have a 16-digit control number.
Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.

Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Shareholders who have questions or need assistance with voting their shares should contact Laurel Hill Advisory Group 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

The Company is using notice-and-access to deliver the Meeting Materials to Shareholders. The Meeting Materials can be found online at https://vizslasilvercorp.ca/investors/agm/ and under the Company's issuer profile on SEDAR at www.sedar.com. Shareholders may also request a paper copy of these documents as indicated in the Circular and in the Notice of Availability of Proxy Materials, which will be mailed to Shareholders.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco Project located in Sinaloa, Mexico.

To date, Vizsla Silver has completed over 210,000 metres of drilling at the Panuco Project leading to the discovery of several new high-grade veins. For 2022, Vizsla Silver has budgeted over 120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden mineral resource estimate as well as test other high priority targets across the district.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 17:30e 21-NOV-22